Mail Stop 6010                                                      July 25, 2008

Dr. Thomas Drees
President and Chief Executive Officer
Sanguine Corporation
101 East Green Street, Suite 6
Pasadena, California 91105

      **Re:**    **Sanguine Corporation**
              **Preliminary Information Statement on Schedule 14C**
              **Filed July 18, 2008**
              **File No. 000-24480**

Dear Dr. Drees:

      This is to advise you that we have limited our review of the above information statement to the issues identified below. We will make no further review of this filing.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Proposal 1, page 7

1. We note that the reverse stock split will not change the number of authorized shares. Therefore, the number of authorized but unissued shares will increase as a result of the reverse stock split. Please disclose that these shares may be issued without stockholder approval and the dilutive effect an issuance may have on current stockholders. Please also disclose whether you currently have, or do not have, any plans to issue any of these shares. If you do have any plans, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.

Proposal 2, page 9

2.  Please disclose whether you currently have, or do not have, any plans to issue any of the newly authorized shares of preferred stock. If you do have any plans, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.

As appropriate, please revise your information statement in response to this comment. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director